EXHIBIT 99.2

MASTER TRANSACTION AGREEMENT

dated as of

September 26, 2016

by and among

Origin Agritech Limited,

Beijing Origin Seed Limited,

DenongZhengcheng Seed Limited,

Changchun Origin Seed Technology Development Limited,

Linze Origin Seed Limited,

and

Beijing Shihui Agricultural Development Co., Limited

Article 6
Covenants of Buyer

Section 6.01. Deposit	14
Section 6.02. Assumption of Liabilities	14
Section 6.03. Confidentiality	15
Section 6.04. Access; Seller Confidentiality	15

Article 7
Covenants of Buyer and Seller

Section 7.01. Purchase Agreements	15
Section 7.02. Reasonable Best Efforts; Further Assurances	16
Section 7.03. Certain Filings	16
Section 7.04. Public Announcements	16
Section 7.05. Intercompany Accounts	16
Section 7.06. Bank Loans	16
Section 7.07. Notices of Certain Events	17
Section 7.08. Trademarks; Trade Names	17

Article 8
Tax Matters

Section 8.01. Transfer Taxes	17

Article 9
Conditions to Closings

Section 9.01. Conditions to Obligations of Buyer and Seller	17
Section 9.02. First Closing Conditions to Obligations of Buyer	18
Section 9.03. First Closing Conditions to Obligations of Origin Entities	18
Section 9.04. Second Closing Conditions to Obligations of Buyer	19
Section 9.05. Second Closing Conditions to Obligations of Origin Entities	20

Article 10
Termination

Section 10.01. Grounds for Termination	20
Section 10.02. Effect of Termination	21
Section 10.03. Termination Fee	21

MASTER TRANSACTION AGREEMENT

MASTER TRANSACTION AGREEMENT (this “Agreement”), dated as of September 26, 2016, by and among Origin Agritech Limited, a company incorporated under the Laws of the British Virgin Islands (“Origin Agritech”), Beijing Origin Seed Limited, a company incorporated under the Laws of the PRC (“Beijing Origin”), DenongZhengcheng Seed Limited, a company incorporated under the Laws of the PRC (“Denong”), Changchun Origin Seed Technology Development Limited, a company incorporated under the Laws of the PRC (“Changchun Origin”), Linze Origin Seed Limited, a company incorporated under the Laws of the PRC (“Linze Origin”), and Beijing Shihui Agricultural Development Co., Limited, a company incorporated under the Laws of the PRC (“Buyer”). Each party to this Agreement is herein referred to as a “Party” and collectively as the “Parties”.

WITNESSETH:

WHEREAS, Beijing Origin is the owner of (i) 100% equity interest in Linze Origin, 99.83% equity interest in Changchun Origin and 98.58% equity interest in Denong, (ii) the Headquarters Building and (iii) the Zhengzhou Branch Assets and the Linze Branch Assets;

WHEREAS, Origin Agritech effectively controls Beijing Origin through a series of contractual arrangements;

WHEREAS, Beijing Origin intends to cause the remaining 0.17% equity interest in Changchun Origin to be transferred to Beijing Origin at a nominal price promptly after the execution and delivery of this Agreement;

WHEREAS, Beijing Origin intends to cause the Restructuring to commence immediately after the execution and delivery of this Agreement; and

WHEREAS, subject to the terms and conditions of this Agreement, Buyer desires to purchase from Beijing Origin, and Beijing Origin desires to sell to Buyer, the Denong Shares, the Changchun Origin Shares, the Linze Origin Shares and the Zhengzhou Origin Shares.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Parties agree as follows:

Article 1
Definitions

Section 1.01.          Definitions. (a) The following terms, as used herein, have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Bank Loans” means the loans of the VIE Subsidiaries as set out in Exhibit E.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the PRC or the British Virgin Islands are authorized or required by Applicable Law to close.

“Buyer Termination Fee” means an amount equal to RMB15 million.

“Changchun Origin Purchase Agreement” means the share purchase agreement in the form set out in Exhibit A, entered into by Beijing Origin and Buyer concurrently with the execution of this Agreement.

“Changchun Origin Shares” means 100% equity interest in Changchun Origin.

“Competing Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal made by any Third Party relating to (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Origin Agritech and its subsidiaries or 25% or more of any class of equity or voting securities of Origin Agritech or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Origin Agritech, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 25% or more of any class of equity or voting securities of Origin Agritech or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Origin Agritech or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Origin Agritech or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Origin Agritech and, in any case of (i), (ii) or (iii) above, such offer or proposal must relate to a material portion of the equity interests or assets contemplated to be sold to Buyer pursuant to this Agreement.

“Denong Shares” means the 98.58% equity interest in Denong that is owned by Beijing Origin as of the date hereof.

“Denong Purchase Agreement” means the share purchase agreement in the form set out in Exhibit B, entered into by Beijing Origin and Buyer concurrently with the execution of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations thereunder.

“First Closing Date” means the date of the First Closing.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, executive, legislative, judicial, regulatory, taxing or administrative authority, department, court, arbitrator, agency or official, including any political subdivision thereof.

“Headquarters Building” means that certain building located at 21 Sheng Ming Yuan Road, Changping District, Beijing, China, with the property ownership certificate number 30714.

“Intervening Event” means any material circumstance, event, change or occurrence (other than a Competing Proposal) that (x) was not known or reasonably foreseeable to the board of directors of Origin Agritech on the date of this Agreement, which material circumstance, event, change or occurrence becomes known to the board of directors of Origin Agritech prior to the receipt of the Shareholder Approval, and (y) does not relate to a Competing Proposal or to the identity of Buyer and its Affiliates, including, subject to the foregoing clauses (x) and (y), changes in any applicable tax Laws, or official or judicial interpretations thereof, that would have a material adverse effect on the advisability of the transactions contemplated by this Agreement.

“Law” means any transnational, domestic or foreign federal, national, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, including any Order.

“Liens” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Linze Branch Assets” means all assets used, or held for use, primarily in the business of the Linze branch of Beijing Origin as currently conducted.

“Linze Branch Liabilities” means all liabilities to the extent arising from or related to the business of the Linze branch of Beijing Origin.

“Linze Origin Purchase Agreement” means the share purchase agreement in the form set out in Exhibit C, to be entered into by Beijing Origin and Buyer concurrently with the execution of this Agreement.

“Linze Origin Shares” means 100% equity interest in Linze Origin.

“Material Adverse Effect” means a material adverse effect on the financial condition, business, assets or results of operations of the VIE Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in generally accepted accounting principles in the PRC or changes in the regulatory accounting requirements applicable to any industry in which the VIE Subsidiaries operate, (B) changes in the general economic or political conditions in the PRC, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the VIE Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters involving the PRC, (E) the announcement or consummation of the transactions contemplated by this Agreement, (F) any action taken (or omitted to be taken) at the request of Buyer or (G) any action taken by Beijing Origin or its Affiliates that is required, expressly contemplated or permitted or not prohibited from being taken pursuant to this Agreement.

“Origin Entities” means, collectively, Origin Agritech and Beijing Origin.

“Origin Termination Fee” means an amount equal to RMB10 million.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“PRC” means the People’s Republic of China, solely for purposes of this Agreement, excluding Hong Kong, Macau Special Administrative Region and Taiwan.

“Purchase Agreements” means, collectively, the VIE Subsidiary Purchase Agreements and the Zhengzhou Origin Purchase Agreement.

“Restructuring” means a series of transactions implemented in accordance with the terms and conditions set forth in Schedule I.

“RMB” means renminbi, the legal currency of the PRC.

“Second Closing Date” means the date of the Second Closing.

“Shares” means, collectively, the Denong Shares, the Changchun Origin Shares, the Linze Origin Shares and the Zhengzhou Origin Shares.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Buyer or any of its Affiliates.

“Transaction Documents” means, collectively, this Agreement, the Purchase Agreements and any other agreement, document or instrument required to be executed and delivered in connection with the transactions contemplated by this Agreement.

“VIE Subsidiaries” means, collectively, Denong, Changchun Origin and Linze Origin.

“VIE Subsidiary Purchase Agreements” means, collectively, the Changchun Origin Purchase Agreement, the Denong Purchase Agreement and the Linze Origin Purchase Agreement.

“Zhengzhou Branch Assets” means all assets used, or held for use, primarily in the business of the Zhengzhou branch of Beijing Origin as currently conducted.

“Zhengzhou Branch Liabilities” means all liabilities to the extent arising from or related to the business of the Zhengzhou branch of Beijing Origin.

“Zhengzhou Origin” means a company to be established in connection with the Restructuring in accordance with the terms and conditions set forth in Schedule I, which will be wholly owned by Beijing Origin and will own the Headquarters Building and the Zhengzhou Branch Assets upon the consummation of the Restructuring.

“Zhengzhou Origin Purchase Agreement” means the share purchase agreement in the form set out in Exhibit D, to be entered into by Beijing Origin and Buyer upon the consummation of the Restructuring.

“Zhengzhou Origin Shares” means 100% equity interest in Zhengzhou Origin.

  (b)          Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	Section 5.07(a)
Agreement	Preamble
Arbitrator	Section 11.06
Bankruptcy and Equity Exception	Section 3.02
Beijing Origin	Preamble
Buyer	Preamble
Changchun Origin	Preamble
Denong	Preamble
Deposit	Section 6.01
First Closing	Section 2.02(a)
HKIAC	Section 11.06
Linze Origin	Preamble
Long-Stop Date	Section 10.01(b)
Notice of Adverse Recommendation Change	Section 5.07(d)
Notice of Superior Proposal	Section 5.07(d)
Notice Period	Section 5.07(d)
Order	Section 9.01(a)
Origin Agritech	Preamble
Origin Agritech Shareholder Meeting	Section 5.06
Origin Board Recommendation	Section 3.02(b)
Party	Preamble
Purchase Price	Section 2.01
Representative	Section 5.07(a)
Second Closing	Section 2.02(b)
Shareholder Approval	Section 9.01(b)
Superior Proposal	Section 5.07(e)
VIE Subsidiary Securities	Section 3.05(b)

Section 1.02.          Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.

Article 2
Purchase and Sale

Section 2.01.          Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Beijing Origin agrees to sell to Buyer, and Buyer agrees to purchase from Beijing Origin, (i) the Denong Shares, the Changchun Origin Shares and the Linze Origin Shares at the First Closing, and (ii) the Zhengzhou Origin Shares at the Second Closing. The total purchase price for the Shares is RMB400 million in cash (the “Purchase Price”). The Parties agree that the Purchase Price shall be paid in accordance with this Agreement and the Purchase Agreements.

Section 2.02.          Closings.

(a)          First Closing. The closing (the “First Closing”) of the purchase and sale of the Denong Shares, the Changchun Origin Shares and the Linze Origin Shares hereunder shall take place at the offices of Davis Polk & Wardwell LLP, 2201 China World Office 2, 1 Jian Guo Men Wai Avenue, Chao Yang District, Beijing, the PRC, as soon as possible, but in no event later than five Business Days after satisfaction or, to the extent permissible, waiver by the Party or Parties entitled to the benefit of the conditions set forth in Sections 9.01, 9.02 and 9.03 (other than conditions that by their nature are to be satisfied at the First Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the First Closing), or at such other time or place as Buyer and Beijing Origin may agree. At the First Closing:

(i)          Buyer shall deliver to Beijing Origin an aggregate of RMB200 million in cash pursuant to the VIE Subsidiary Purchase Agreements; and

(ii)         Beijing Origin shall deliver to Buyer each of the documents required to be delivered at the closing of the transactions contemplated by the VIE Subsidiary Purchase Agreements.

(b)          Second Closing. The closing (the “Second Closing”) of the purchase and sale of the Zhengzhou Origin Shares hereunder shall take place at the offices of Davis Polk & Wardwell LLP, 2201 China World Office 2, 1 Jian Guo Men Wai Avenue, Chao Yang District, Beijing, the PRC, as soon as possible, but in no event later than five Business Days after satisfaction or, to the extent permissible, waiver by the Party or Parties entitled to the benefit of the conditions set forth in Sections 9.01, 9.04 and 9.05 (other than conditions that by their nature are to be satisfied at the Second Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Second Closing), or at such other time or place as Buyer and Beijing Origin may agree. At the Second Closing:

(i)          Buyer shall deliver to Beijing Origin an aggregate of RMB190 million in cash pursuant to the Zhengzhou Origin Purchase Agreement; and

(ii)         Beijing Origin shall deliver to Buyer each of the documents required to be delivered at the closing of the transactions contemplated by the Zhengzhou Origin Purchase Agreement.

Article 3
Representations and Warranties of Beijing Origin

Beijing Origin represents and warrants to Buyer as of the date hereof that:

Section 3.01.          Corporate Existence and Power. Each of Beijing Origin and the VIE Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have a Material Adverse Effect. Each VIE Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.02.          Corporate Authorization. (a) The execution, delivery and performance by Beijing Origin of this Agreement and the consummation of the transactions contemplated hereby are within Beijing Origin’s corporate powers and, except for any required approval by Origin Agritech’s shareholders, have been duly authorized by all necessary corporate action on the part of Beijing Origin. This Agreement constitutes a valid and binding agreement of Beijing Origin (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity (the “Bankruptcy and Equity Exception”)).

(b)          At a meeting duly called and held, Origin Agritech’s board of directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Origin Agritech and its shareholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Section 5.07(b), to recommend approval and adoption of this Agreement by its shareholders (such recommendation, the “Origin Board Recommendation”).

Section 3.03.          Governmental Authorization. The execution, delivery and performance by Beijing Origin of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) those set forth in Schedule I with respect to the Restructuring, (ii) those expressly contemplated in the Purchase Agreements, and (iii) any such action or filing as to which the failure to make or obtain would not have a Material Adverse Effect.

Section 3.04.          Noncontravention. The execution, delivery and performance by Beijing Origin of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Beijing Origin or any VIE Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.03 and receipt of the other consents or waivers expressly contemplated by this Agreement, violate any Applicable Law, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Beijing Origin or any VIE Subsidiary or to a loss of any benefit to which Beijing Origin or any VIE Subsidiary is entitled under any provision of any agreement or other instrument binding upon Beijing Origin or any VIE Subsidiary or (iv) result in the creation or imposition of any Lien on any asset of any VIE Subsidiary, with such exceptions, in the case of each of clauses (ii) through (iv), as would not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05.          Capitalization. (a) The registered capital of Changchun Origin is RMB 30,000,000; the registered capital of Denong is RMB 120,000,000; the registered capital of Linze Origin is RMB 100,000,000. The registered capital of each VIE Subsidiary has been fully paid up.

(b)          There are no outstanding (i) shares of capital stock or voting securities of any VIE Subsidiary, (ii) securities of any VIE Subsidiary convertible into or exchangeable for shares of capital stock or voting securities of such VIE Subsidiary or (iii) options or other rights to acquire from any VIE Subsidiary, or other obligation of any VIE Subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of such VIE Subsidiary (the items in clauses 3.05(b)(i), 3.05(b)(ii) and 3.05(b)(iii) being referred to collectively as the “VIE Subsidiary Securities”). There are no outstanding obligations of any VIE Subsidiary to repurchase, redeem or otherwise acquire any VIE Subsidiary Securities.

Section 3.06.          Ownership of Shares. Beijing Origin is the legal and beneficial owner of the Denong Shares and Linze Origin Shares and 99.83% of the equity interest in Changchun Origin, free and clear of any Lien. Upon formation of Zhengzhou Origin, Beijing Origin will be the legal and beneficial owner of the Zhengzhou Origin Shares. Beijing Origin will transfer and deliver to Buyer (i) at the First Closing, valid title to the Denong Shares, the Changchun Origin Shares and the Linze Origin Shares and (ii) at the Second Closing, valid title to the Zhengzhou Origin Shares, in each case, free and clear of any Lien.

Article 4
Representations and Warranties of Buyer

Buyer represents and warrants to the other Parties hereto as of the date hereof, as of the First Closing Date and as of the Second Closing Date that:

Section 4.01.          Corporate Existence and Power. Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the PRC and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 4.02.          Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement constitutes a valid and binding agreement of Buyer (subject to the Bankruptcy and Equity Exception).

Section 4.03.          Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any Governmental Authority.

Section 4.04.          Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any material Lien on any asset of Buyer.

Section 4.05.          Financing. Buyer has, or will have prior to the First Closing and Second Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder. Buyer has provided Beijing Origin with copies of all commitment letters that Buyer has received with respect to the financing of the transactions contemplated hereby.

Section 4.06.          Purchase for Investment. Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.

Section 4.07.          Litigation. There is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against or affecting, Buyer before any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 4.08.         Finders’ Fees. Except for Go & Company (HK) Limited whose fees and expenses will be paid by Buyer, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.09.         Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the VIE Subsidiaries and Zhengzhou Origin as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Beijing Origin has given Buyer complete and open access to the key employees, documents and facilities of Beijing Origin and the VIE Subsidiaries. Buyer will undertake prior to the First Closing and the Second Closing such further investigation and request such additional documents and information as it deems necessary. Buyer agrees to accept the Shares and the VIE Subsidiaries and Zhengzhou Origin in the condition they are in on the First Closing Date and the Second Closing Date, as applicable, based upon its own inspection, examination and determination with respect thereto as to all matters. Buyer is not relying (and Buyer has not relied) on any express or implied representations or warranties of any nature (including as to the accuracy or completeness of any information provided to Buyer) made by or on behalf of, or imputed to Beijing Origin, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that Beijing Origin makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the VIE Subsidiaries and Zhengzhou Origin or the future business and operations of the VIE Subsidiaries and Zhengzhou Origin or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the VIE Subsidiaries and Zhengzhou Origin or their respective businesses or operations (including as to the accuracy and completeness of any such information), except as expressly set forth in this Agreement.

Article 5
Covenants of Origin Entities

Section 5.01.         Restructuring. Beijing Origin shall use its reasonable best efforts to complete the Restructuring promptly in accordance with the terms and conditions set forth in Schedule I and shall use reasonable best efforts to ensure that, as soon as practicable after the date hereof, each of the actions set forth in Schedule I shall have been completed, in each case, in form and substance reasonably acceptable to Buyer.

Section 5.02.         Changchun Origin Shares. Beijing Origin shall use its reasonable best efforts to acquire, as soon as practicable after the date hereof, the 0.17% equity interest of Changchun Origin that are not owned by Beijing Origin as of the date hereof to achieve 100% ownership interest in Changchun Origin.

Section 5.03.         Linze Branch Assets. Beijing Origin shall use its reasonable best efforts to cause the transfer of the Linze Branch Assets to Linze Origin as soon as practicable after the date hereof.

Section 5.04.         Conduct of the VIE Subsidiaries. From the date hereof until the First Closing Date, Beijing Origin shall cause each VIE Subsidiary to conduct its businesses in the ordinary course consistent with past practice and to use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees except as required by Applicable Law or as consented to by Buyer (which consent will not be unreasonably withheld). Without limiting the generality of the foregoing, from the date hereof until the First Closing Date, Beijing Origin will not permit any VIE Subsidiary to:

(a)          adopt or propose any change in its certificate of incorporation or bylaws;

(b)          merge or consolidate with any other Person or acquire a material amount of assets from any other Person;

(c)          sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments or (ii) otherwise in the ordinary course consistent with past practice; or

(d)          agree or commit to do any of the foregoing.

Section 5.05.         Access to Information. (a) From the date hereof until the Second Closing Date (with respect to any time from immediately after the First Closing to the Second Closing Date, references to “VIE Subsidiaries” or “VIE Subsidiary” included in this Section shall be deemed to be replaced with “Zhengzhou Origin”), Beijing Origin will (i) give, and will cause the VIE Subsidiaries to give, Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the VIE Subsidiaries and to the books and records of Beijing Origin relating to the VIE Subsidiaries, (ii) furnish, and will cause the VIE Subsidiaries to furnish, to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the VIE Subsidiaries as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Beijing Origin or any VIE Subsidiary to cooperate with Buyer in its investigation of any VIE Subsidiary. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Beijing Origin or any VIE Subsidiary. Notwithstanding the foregoing, Buyer shall not have access to personnel records of the VIE Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in Beijing Origin’s good faith opinion is sensitive or the disclosure of which could subject any VIE Subsidiary to risk of liability.

(b)          On and after the Second Closing Date, Beijing Origin will afford promptly to Buyer and its agents reasonable access to its books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent necessary or useful for Buyer in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to any VIE Subsidiary or Zhengzhou Origin; provided that any such access by Buyer shall not unreasonably interfere with the conduct of the business of Beijing Origin. Buyer shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.

Section 5.06.         Origin Agritech Shareholder Meeting. Origin Agritech shall cause a meeting of its shareholders (the “Origin Agritech Shareholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement and the transactions contemplated hereby.

Section 5.07.         No Solicitation; Other Offers. (a) Except as otherwise expressly provided in this Agreement, from and after the date of this Agreement until the Second Closing or, if earlier, the termination of this Agreement in accordance with its terms, neither Origin Agritech nor any of its subsidiaries shall, nor shall Origin Agritech or any of its subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Competing Proposal, (ii) enter into or participate in any discussions or negotiations with, or furnish any material non-public information relating to Origin Agritech or any of its subsidiaries to, any Third Party relating to a Competing Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Buyer the Origin Board Recommendation (or recommend a Competing Proposal) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”) or (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Competing Proposal.

(b)          Notwithstanding Section 5.07(a), at any time prior to the date that the Shareholder Approval is obtained:

(i)          Origin Agritech, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made after the date of this Agreement a bona fide Competing Proposal that the board of directors of Origin Agritech reasonably believes could be expected to lead to a Superior Proposal and (B) furnish to such Third Party or its Representatives or financing sources non-public information relating to Origin Agritech or any of its subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Buyer) with such Third Party; provided that all such information (to the extent that such information has not been previously provided or made available to Buyer) is provided or made available to Buyer, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party;

(ii)         the board of directors of Origin Agritech may make an Adverse Recommendation Change; and

(iii)        subject to compliance with the procedures set forth in Section 10.01(c)(i), Origin Agritech may terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal;

in each case referred to in the foregoing clauses (i), (ii) and (iii) only if the board of directors of Origin Agritech determines in good faith, after consultation with outside legal counsel, that the failure to take such action could be inconsistent with its fiduciary duties under Applicable Law.

In addition, nothing contained herein shall prevent the board of directors of Origin Agritech from (i) complying with Rule 14e-2(a) under the Exchange Act with regard to a Competing Proposal so long as any action taken or statement made to so comply is consistent with this Section 5.07; provided that any such action taken or statement made that relates to a Competing Proposal shall be deemed to be an Adverse Recommendation Change unless the board of directors of Origin Agritech reaffirms the Origin Board Recommendation in such statement or in connection with such action or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(c)          Origin Agritech shall notify Buyer promptly (but in no event later than two Business Days) after receipt by Origin Agritech (or any of its Representatives) of any Competing Proposal, including of the material terms and conditions thereof, and shall, at Buyer’s request, use its reasonable best efforts to keep Buyer informed as to the status (including changes to the material terms) of such Competing Proposal. Origin Agritech shall also notify Buyer promptly (but in no event later than two Business Days) after receipt by Origin Agritech of any request for non-public information relating to Origin Agritech or any of its subsidiaries or for access to the business, properties, assets, books or records of Origin Agritech or any of its subsidiaries by any Third Party that may be considering making, or has made, an Competing Proposal.

(d)          Notwithstanding anything to the contrary in this Agreement, no Adverse Recommendation Change may be made and no termination of this Agreement pursuant to Section 5.07(b)(iii) may be effected, in each case until after the fifth Business Day following Buyer’s receipt of written notice from Origin Agritech advising Buyer that the board of directors of Origin Agritech intends to make an Adverse Recommendation Change pursuant to clause (ii) of Section 5.07(b) (a “Notice of Adverse Recommendation Change”) or terminate this Agreement pursuant to clause (iii) of Section 5.07(b) (a “Notice of Superior Proposal”); provided that, (i) such notice shall specify, in reasonable detail, the reasons therefor, including, if the basis of the proposed action by Origin Agritech’s board of directors is (A) a Superior Proposal, the material terms and conditions of any such Superior Proposal, the identity of the Third Party making any such Superior Proposal and a copy of the Superior Proposal and any proposed agreements and financing commitments relating thereto and (B) an Intervening Event, a reasonably detailed description of the Intervening Event, (ii) during such five Business Day period (the “Notice Period”), if requested by Buyer, Origin Agritech shall, and shall make available and direct its necessary Representatives to, discuss and negotiate in good faith with Buyer and Buyer’s Representatives any proposed modifications to the terms and conditions of this Agreement; and (iii) following such Notice Period, (x) in the case of an Intervening Event, Origin Agritech’s board of directors, after taking into account any modifications to the terms of this Agreement and/or the transactions contemplated hereby to which Buyer would agree, determines in good faith, after consultation with outside legal counsel, that failure to effect such Adverse Recommendation Change could reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law or (y) in the case of a Superior Proposal, Origin Agritech’s board of directors, after taking into account any revisions to the terms of this Agreement and/or the transactions contemplated hereby to which Buyer would agree, determines in good faith, after consultation with outside legal counsel and financial advisors, that such Competing Proposal continues to constitute a Superior Proposal. Any such purported termination to enter into a definitive agreement for a Superior Proposal shall not be effective unless and until Origin Agritech pays the Origin Termination Fee in full. Any material change to (1) the facts or circumstances relating to such Intervening Event or (2) the terms (including any change to the financial terms) or any other material amendment of such Superior Proposal shall require a new Notice of Adverse Recommendation Change or Notice of Superior Proposal, as applicable, and Origin Agritech shall be required to comply again with the requirements of this Section 5.07(d), except that the Notice Period in such case shall be two Business Days.

(e)          For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited Competing Proposal (with all percentages in the definition of Competing Proposal increased to 50%) made by a Third Party on terms that the Board of Directors of Origin Agritech determines in good faith by a majority vote, after considering the advice of its financial and legal advisors, are more favorable to Origin Agritech and its shareholders than as provided hereunder (including any revisions to the terms of this Agreement and/or the transactions contemplated hereby committed to by Buyer to Origin Agritech in writing in response to such Competing Proposal under the provisions of Section 5.07(d)).

(f)          Origin Agritech shall, and shall use its reasonable best efforts to cause its subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Competing Proposal.

Article 6
Covenants of Buyer

Section 6.01.         Deposit. Within five Business Days after the execution and delivery of this Agreement, Buyer shall deliver to Beijing Origin an amount equal to RMB10 million in cash as deposit (the “Deposit”).

Section 6.02.         Assumption of Liabilities. Except as provided in Section 7.06, Buyer agrees to assume, (i) effective at the time of the First Closing, the Linze Branch Liabilities, and (ii) effective at the time of the Second Closing, the Zhengzhou Branch Liabilities.

Section 6.03.         Confidentiality. Prior to the Second Closing Date and after any termination of this Agreement, Buyer and its Affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all confidential documents and information concerning any VIE Subsidiary furnished to Buyer or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by Buyer, (ii) in the public domain through no fault of Buyer or (iii) later lawfully acquired by Buyer from sources other than Beijing Origin or its Affiliates; provided that Buyer may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement and to its lenders or other Persons in connection with obtaining the financing for the transactions contemplated by this Agreement so long as such Persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially. Buyer shall be responsible for any failure to treat such information confidentially by such Persons. The obligation of Buyer and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information. If this Agreement is terminated, Buyer and its Affiliates will, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to Beijing Origin, upon request, all documents and other materials, and all copies thereof, obtained by Buyer or its Affiliates or on their behalf from Beijing Origin or its Affiliates in connection with this Agreement that are subject to such confidence.

Section 6.04.         Access; Seller Confidentiality. Buyer will cause each VIE Subsidiary and Zhengzhou Origin, on and after the Second Closing Date, to afford promptly to Beijing Origin and its agents reasonable access to their properties, books, records, employees and auditors to the extent necessary to permit Beijing Origin to determine any matter relating to its rights and obligations hereunder or to any period ending on or before the Second Closing Date; provided that any such access by Beijing Origin shall not unreasonably interfere with the conduct of the business of Buyer. Beijing Origin will hold, and will use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Applicable Law, all confidential documents and information concerning any VIE Subsidiary and Zhengzhou Origin provided to it pursuant to this Section.

Article 7
Covenants of Buyer and Seller

Section 7.01.         Purchase Agreements.

(a)          Concurrently with the execution of this Agreement, Beijing Origin, Buyer and the applicable VIE Subsidiaries shall have executed and delivered the VIE Subsidiary Purchase Agreements.

(b)          Within three Business Days after the consummation of the Restructuring, Beijing Origin, Zhengzhou Origin and Buyer shall execute and deliver the Zhengzhou Origin Purchase Agreement.

Section 7.02.         Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, Buyer and Beijing Origin will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement and the other Transaction Documents, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents contemplated under this Agreement and the Purchase Agreements and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the other Transaction Documents; provided that the Parties understand and agree that the reasonable best efforts of any Party hereto shall not be deemed to include (i) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (ii) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or its Affiliates’ businesses, assets or properties.

Section 7.03.         Certain Filings. The Parties shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.04.         Public Announcements. The Parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public announcements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

Section 7.05.         Intercompany Accounts. All intercompany accounts between Beijing Origin or its Affiliates (other than the VIE Subsidiaries) on the one hand, and any VIE Subsidiary, on the other hand, as of the First Closing shall be settled (irrespective of the terms of payment of such intercompany accounts) in the manner provided in this Section. At least two Business Days prior to the First Closing, Beijing Origin shall prepare and deliver to Buyer a statement setting out in reasonable detail the calculation of all such intercompany account balances based upon the latest available financial information as of such date and, to the extent requested by Buyer, provide Buyer with supporting documentation to verify the underlying intercompany charges and transactions. All such intercompany account balances shall be paid in full in cash on or prior to the First Closing.

Section 7.06.         Bank Loans. Subject to the relevant counterparties’ approval, Beijing Origin agrees to assume the Bank Loans as the borrower thereunder after the First Closing; provided that, if such novation shall fail to be achieved, any outstanding amount (including any interest) of the Bank Loans that is not assumed by Beijing Origin shall be deducted from the Purchase Price, and the VIE Subsidiaries shall remain liable for such amount (including any interest) of the Bank Loans; provided further that, in the case provided in the foregoing proviso, any guarantees provided by Beijing Origin and Mr. Han Gengchen in connection with the Bank Loans shall be terminated without liability of Beijing Origin and Mr. Han Gengchen.

Section 7.07.         Notices of Certain Events. Each of the Parties shall promptly notify the other Parties of:

(a)          any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)          any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c)          any actions, suits, claims, investigations or proceedings commenced relating to Beijing Origin, any VIE Subsidiary or Zhengzhou Origin that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of such Party’s representations and warranties contained herein or that relate to the consummation of the transactions contemplated by this Agreement;

provided, however, that the delivery of any notice pursuant to this Section 7.07 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

Section 7.08.         Trademarks; Trade Names. As soon as practicably after the Second Closing, Buyer and Beijing Origin shall negotiate in good faith and enter into separate license agreements regarding the use of the trademarks and trade names owned by Beijing Origin.

Article 8
Tax Matters

Section 8.01.          Transfer Taxes. The Origin Entities agree to pay 100% of any transfer, documentary, sales, use, stamp, recording, value added, registration and other similar taxes and all conveyance fees, recording fees and other similar charges incurred in connection with the sale of the Shares to Buyer.

Article 9
Conditions to Closings

Section 9.01.         Conditions to Obligations of Buyer and Seller. The obligations of the Parties to consummate the First Closing or the Second Closing are subject to the satisfaction of the following conditions:

(a)          No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (each, an “Order”) which is then in effect or is pending, proposed or threatened and has or would have the effect of making the transactions contemplated by this Agreement or any other Transaction Document illegal or otherwise prohibiting the consummation of such transactions.

(b)          This Agreement and the transactions contemplated hereby shall have been duly approved by the shareholders of Origin Agritech at the Origin Agritech Shareholder Meeting (the “Shareholder Approval”).

Section 9.02.         First Closing Conditions to Obligations of Buyer. The obligation of Buyer to consummate the First Closing is subject to the satisfaction of the following further conditions:

(a)          (i) Each Origin Entity shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the First Closing Date, and (ii) the representations and warranties of each Origin Entity contained in this Agreement and in any certificate or other writing delivered by such Origin Entity pursuant hereto (A) that are qualified by materiality or Material Adverse Effect shall be true at and as of the First Closing Date as if made at and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date), and (B) that are not qualified by materiality or Material Adverse Effect shall be true in all material respects at and as of the First Closing Date as if made at and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date).

(b)          The 0.17% equity interest of Changchun Origin that are not owned by Beijing Origin as of the date hereof shall have been acquired by Beijing Origin.

(c)          The Linze Branch Assets shall have been transferred to Linze Origin.

(d)          Each of the VIE Subsidiary Purchase Agreements shall have been duly and validly executed and delivered by the parties (other than Buyer) thereto.

(e)          Each of the conditions to the obligation of Buyer to consummate the closing as set forth in the VIE Subsidiary Purchase Agreements shall have been satisfied or duly waived, in each case, pursuant to the terms and conditions of applicable Purchase Agreement.

(f)          The closing of the transactions contemplated by the VIE Subsidiary Purchase Agreements shall have been consummated simultaneously at the First Closing pursuant to the terms and conditions thereto.

(g)          Buyer shall have received all documents it may reasonably request relating to the existence of Beijing Origin and the VIE Subsidiaries and the authority of Beijing Origin for this Agreement, all in form and substance reasonably satisfactory to Buyer.

Notwithstanding anything to the contrary in the VIE Subsidiary Purchase Agreements, no Party has any obligation to consummate the transactions contemplated thereunder unless all conditions specified in this Section 9.02 have been satisfied.

Section 9.03.         First Closing Conditions to Obligations of Origin Entities. The obligation of Origin Entities to consummate the First Closing is subject to the satisfaction of the following further conditions:

(a)          (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the First Closing Date, and (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the First Closing Date, as if made at and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date).

(b)          Each of the VIE Subsidiary Purchase Agreements shall have been duly and validly executed and delivered by the parties (other than Origin Entities) thereto.

(c)          Beijing Origin shall have received a waiver from each of Leshan Agricultural Science Institute and Sichuan Neijiang Agricultural Science Institute (who hold 0.63% and 0.79% of the equity interest in Denong, respectively), waiving their right of first refusal to purchase the Denong Shares.

(d)          Each of the conditions to the obligation of Beijing Origin to consummate the closing as set forth in the VIE Subsidiary Purchase Agreements shall have been satisfied or duly waived, in each case, pursuant to the terms and conditions of applicable Purchase Agreement.

(e)          Beijing Origin shall have received all documents it may reasonably request relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance reasonably satisfactory to Beijing Origin.

Section 9.04.         Second Closing Conditions to Obligations of Buyer. The obligation of Buyer to consummate the Second Closing is subject to the satisfaction of the following further conditions:

(a)          (i) Each Origin Entity shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Second Closing Date, and (ii) the representations and warranties of each Origin Entity contained in this Agreement and in any certificate or other writing delivered by such Origin Entity pursuant hereto (A) that are qualified by materiality or Material Adverse Effect shall be true at and as of the Second Closing Date as if made at and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date), and (B) that are not qualified by materiality or Material Adverse Effect shall be true in all material respects at and as of the Second Closing Date as if made at and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date).

(b)          The First Closing shall have been consummated pursuant to the terms of this Agreement.

(c)          Buyer shall have received evidence reasonably satisfactory to it that the Restructuring shall have been consummated in accordance with the terms and conditions set forth in Schedule I, including without limitation, the documents set forth in Schedule I.

(d)          The Zhengzhou Origin Purchase Agreements shall have been duly and validly executed and delivered by the parties (other than Buyer) thereto.

(e)          Each of the conditions to the obligation of Buyer to consummate the closing as set forth in the Zhengzhou Origin Purchase Agreement shall have been satisfied or duly waived pursuant to the terms and conditions of the Zhengzhou Origin Purchase Agreement.

Section 9.05.         Second Closing Conditions to Obligations of Origin Entities. The obligation of Origin Entities to consummate the Second Closing is subject to the satisfaction of the following further conditions:

(a)          (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Second Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by such Buyer pursuant hereto shall be true in all material respects at and as of the Second Closing Date as if made at and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date).

(b)          The Zhengzhou Origin Purchase Agreements shall have been duly and validly executed and delivered by the parties (other than Origin Entities) thereto.

(c)          Each of the conditions to the obligation of Beijing Origin to consummate the Zhengzhou Origin Purchase Closing as set forth in the Zhengzhou Origin Purchase Agreement shall have been satisfied or duly waived pursuant to the terms and conditions of the Zhengzhou Origin Purchase Agreement.

Article 10
Termination

Section 10.01.         Grounds for Termination. This Agreement may be terminated at any time prior to the First Closing:

(a)          by mutual written agreement of Beijing Origin and Buyer; or

(b)          by either Beijing Origin or Buyer, if

(i)          the First Closing shall not have been consummated on or before the date falling nine months from the date of this Agreement (the “Long-Stop Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations under this Agreement has been the primary cause of, or resulted primarily in, the failure of the applicable condition(s) being satisfied;

(ii)         any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or any final, non-appealable Order which is making the transactions contemplated by this Agreement or any other Transaction Documents illegal or otherwise prohibiting the consummation of such transactions;

(iii)        Origin Agritech fails to obtain the Shareholder Approval at the Origin Agritech Shareholder Meeting; or

(c)          by Beijing Origin, if

(i)          the board of directors of Origin Agritech authorizes Origin Agritech, subject to complying with the terms of this Agreement, to enter into a written agreement concerning a Superior Proposal; provided that concurrently with such termination, Origin Agritech pays the Origin Termination Fee payable pursuant to Section 10.03(b);

(ii)         a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause the condition set forth in Sections 9.03 or 9.05 not to be satisfied, and such condition is incapable of being satisfied by the Long-Stop Date or, if curable, is not cured by Buyer within 30 days of receipt by Buyer of written notice of such breach or failure; provided that, at the time of the delivery of such notice, the Origin Entities shall not be in material breach of its or their obligations under this Agreement; or

(d)          by Buyer if

(i)          an Adverse Recommendation Change shall have occurred; or

(ii)         a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Origin Entities set forth in this Agreement shall have occurred that would cause the condition set forth in Sections 9.02 or 9.04 not to be satisfied, and such condition is incapable of being satisfied by the Long-Stop Date or, if curable, is not cured by the Origin Entities within 30 days of receipt by the Origin Entities of written notice of such breach or failure; provided that, at the time of the delivery of such notice, Buyer shall not be in material breach of its or their obligations under this Agreement.

The Party desiring to terminate this Agreement pursuant to Section 10.01(b), Section 10.01(c) or Section 10.01(d) shall give notice of such termination to the other Party.

Section 10.02.          Effect of Termination. If this Agreement is terminated in accordance with Sections 10.01(a) or (b), such termination shall be without liability of either Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, and Beijing Origin shall refund the Deposit to Buyer promptly after such termination; provided that if such termination shall result from the (i) willful failure of any Party to fulfill a condition to the performance of the obligations of the other Parties, (ii) failure of any Party to perform a covenant of this Agreement or (iii) breach by any Party of any representation or warranty or agreement contained herein, such Party shall be fully liable for any and all damages incurred or suffered by other Parties as a result of such failure or breach. The provisions of this Article 10, Sections 6.02, 11.03, 11.05 and 11.06 shall survive any termination hereof pursuant to Section 10.01.

Section 10.03.          Termination Fee. (a) If this Agreement is terminated by Beijing Origin pursuant to Section 10.01(c)(ii), Buyer shall pay to Beijing Origin the Buyer Termination Fee by forfeiting the Deposit and delivering to Beijing Origin in immediately available funds an amount equal to RMB5 million within three Business Days after such termination.

(b)          If this Agreement is terminated (i) by Buyer pursuant to Section 10.01(d), (ii) by Beijing Origin pursuant to Section 10.01(c)(i), or (iii) (A) by Buyer or Beijing Origin pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, a Competing Proposal shall have been publicly announced or otherwise been communicated to the board of directors of Origin Agritech or its shareholders and (C) within 12 months following the date of such termination, a Competing Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “25%” in the definition of Competing Proposal shall be deemed to be a reference to “50%”), then Beijing Origin shall refund the Deposit to Buyer and pay to Buyer in immediately available funds the Origin Termination Fee, (x) in the case of clause (i) above, within three Business Days after such termination, (y) in the case of clause (ii) above, simultaneously with or prior to such termination, and (z) in the case of clause (iii) above, on the same day as the occurrence of the applicable event described in clause (iii)(C) above.

Article 11
Miscellaneous

Section 11.01.          Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including facsimile transmission and electronic mail transmission) and shall be given, if to Buyer, to:

Beijing Shihui Agricultural Development Co., Limited

No.21, Zhongguancun Life Science Park Road,

Changping District, Beijing, PRC

Attention: Mr. Han Gengrui

Facsimile No.: (86) 10-58907596

E-mail: hangengrui@agehui.com

with a copy to:

Guantao Law Firm

18/F, Tower B, Xinsheng Plaza,

5 Finance Street, Xicheng District, Beijing, PRC

Attention: Vivian Zhang

Facsimile No.: (86) 10-66578016

E-mail: vzhang@guantao.com

if to any Origin Entity or VIE Subsidiary, to:

Origin Agritech Limited

No. 21 Sheng Ming Yuan Road,

Changping District, Beijing 102206, China

Attention: Dr. Han Gengchen

Facsimile No.: (86) 10-58907588

E-mail: ghan@originseed.com.cn

with a copy to:

Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District, Beijing, PRC

Attention: Howard Zhang

Facsimile No.: (86) 10-85675102

E-mail: howard.zhang@davispolk.com

or such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 11.02.          Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)          No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 11.03.          Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

Section 11.04.          Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party hereto.

Section 11.05.          Governing Law. This Agreement shall be governed by and construed in accordance with the Law of the State of New York, without regard to any conflicts of law rules.

Section 11.06.          Dispute Resolution. Subject to the last sentence of this Section 11.06, any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 11.06. The seat and place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Arbitration Rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any Party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 11.07.          Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Party hereto. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the Parties hereto and their respective successors and assigns.

Section 11.08.          Entire Agreement. This Agreement and the other Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.

Section 11.09.          Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.10.         Specific Performance. The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Beijing Shihui Agricultural Development Co., Limited

By:	/S/ Han Gengrui
	Name:	Han Gengrui
	Title:	CEO

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Origin Agritech Limited

By:	/S/ David W. Bullock
Name:David W. Bullock
Title: Director